January 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert

Re:	The Gladstone Companies, Inc.

Withdrawal of Offering Statement on Form 1-A, File No. 024-11232

Ladies and Gentlemen,

The Gladstone Companies, Inc., a Delaware corporation (the “Company”), respectfully submits this withdrawal application pursuant to Rule 259 under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Offering Statement on Form 1-A (File No. 024-11232) which was qualified on September 8, 2020 (the “Offering Statement”). The Company has determined not to move forward with the offering of its 7.0% senior secured bonds due 2025 (the “Bonds”) and has terminated the Amended and Restated Dealer Manager Agreement by and between the Company and Timbrel Capital, LLC effective February 13, 2021. None of the Bonds that are the subject of the Offering Statement have been sold and the Offering Statement is not the subject of a proceeding under Rule 258 under the Securities Act. In addition, the Company has not filed an Annual Report on Form 1-K for its fiscal year ending June 30, 2021, the fiscal year during which the Offering Statement was qualified.

We request that we be notified of the approval of this withdrawal application by a telephone call to Erin M. Lett of Proskauer Rose LLP at (202) 416-6829. The Company will file an Exit Report on Form 1-Z following the approval of this withdrawal application.

Respectfully,

/s/ David Gladstone
David Gladstone
President and Chief Executive Officer